

THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635

thunderenergy.com


06017952

October 11, 2006


SEC MAIL PROCESSING
RECEIVED
OCT 19 2006
WASH. DC
160
SECTION

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

SUPPL

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated October 10, 2006.
2. Press Release dated October 11, 2006.

Yours truly



Sheila Hearnden
Executive Assistant

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

File # 82-34957.



THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder updates Hedging Program

CALGARY, ALBERTA - October 10, 2006 - Thunder Energy Trust (TSX:THY.UN) is pleased to announce it has completed additional natural gas and oil hedging. The Trust has entered into costless collar arrangements for natural gas with AECO pricing for 10,000 gj/d in Q2/07 with a floor of Cdn$6.50 per gj and a ceiling of Cdn$8.10 per gj. Additionally we have entered into costless collar arrangements for oil with WTI Nymex pricing for 800 bbls/d in Q2/07 with a floor of $US60.00 per bbl and a ceiling of $US70.50 per bbl, and for 800 bbls/d in Q3/07 with a floor of $US60.00 per bbl and a ceiling of $US72.50 per bbl.

The following table contains all of the current hedges in place:

Gas Contract	Volume gj/d	Pricing Point	Strike Price per gj	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	Apr 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn $8.00 to Cdn $9.40	n/a	Nov 1/06 to Mar 31/07
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to Mar 31/07
Costless Collar	10,000	AECO	Cdn $6.50 to Cdn $8.10	n/a	Apr 1/07 to Oct 31/07

Oil Contract	Volume bbl/d	Pricing Point	Strike Price per bbl	Cost	Term
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$60.00 to US$70.50	n/a	Apr 1/07 to Jun 30/07
Costless Collar	800	WTI Nymex	US$60.00 to US$72.50	n/a	Jul 1/07 to Sep 30/07

Thunder uses a hedging strategy to mitigate the effects of changes in commodity prices. This strategy is not used to speculate on future prices, but to help stabilize cash flow, thereby protecting the near term capital expenditure budget and cash distributions to unitholders. The strategy calls for the trust to hedge up to 50% of its total production and allows for the use of various hedging techniques including costless collars and net puts with no ceiling.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005 as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Email: thunder@thunderenergy.com
Facsimile: 403 232-1317 www.thunderenergy.com


SEC MAIL PROCESSING
RECEIVED
OCT 2006
SECTION
160

File # 82-34957


THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta October 11, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.19727 to 1.2155. This increase will be effective on October 16, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005 as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.